FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]  Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release issued on November 11, 2004, by Stelmar Shipping Ltd.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  November 11, 2004                      By: /s/ Olga Lambrianidou
                                               -----------------------
                                               Name: Olga Lambrianidou
                                               Title:   Corporate Secretary




02509.0004 #525639


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                                                                    Exhibit 99.1


FOR IMMEDIATE RELEASE


Company Contacts:
Stamatis Molaris          Leon Berman
Chief Financial Officer   Principal
Stelmar Shipping Ltd.     The IGB Group
011-30210-891-7260        212-477-8438


                       STELMAR SHIPPING URGES SHAREHOLDERS

                        TO VOTE FOR MERGER WITH FORTRESS


ATHENS, Greece - November 11, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today mailed a letter to its shareholders urging them to vote FOR the approval and authorization of the merger agreement between Stelmar and affiliates of Fortress Investment Group LLC at the special meeting of Stelmar shareholders scheduled for Tuesday, November 16, 2004. Full text of the letter to shareholders follows:


                              IMPORTANT INFORMATION
                        FOR STELMAR SHIPPING SHAREHOLDERS



November 11, 2004




Dear Shareholders,

In just a few days, on November 16, 2004, you will have the opportunity to approve a merger between Stelmar Shipping Ltd. and affiliates of Fortress Investment Group LLC. In this merger, you will receive $38.55 in cash for each Stelmar share you own, representing a premium of 55% over the closing price of Stelmar's common stock on May 14, 2004, the last trading day before the public disclosure of a highly conditional proposal by OMI Corporation to acquire Stelmar.



                 Your Board of Directors strongly believes that
               the proposed merger with Fortress provides the best
           opportunity to maximize value for all Stelmar shareholders and unanimously recommends that shareholders vote "FOR" the merger.

You should also be aware that Institutional Shareholder Service (ISS), the world's leading provider of proxy voting and corporate governance advice, has recommended that Stelmar shareholders vote "FOR" the Fortress merger. This independent endorsement reflects an objective assessment that the merger truly is in the best interests of all Stelmar shareholders.

                     DO NOT BE MISLED BY STELIOS HAJI-IANNOU

In recent weeks, Mr. Haji-Ioannou has attacked the Fortress merger and made numerous misleading and inaccurate statements. These statements are damaging to Stelmar and its shareholders and are inconsistent with the goal of maximizing shareholder value. It is worth noting that the Haji-Ioannou holding companies signed support agreements with OMI in May without any consultation with the Stelmar Board. According to the terms of those agreements, as filed with the Securities and Exchange Commission on May 20, 2004, the Haji-Ioannou holding companies will be required to repay OMI more than $4.6 million when the Stelmar merger with Fortress is consummated. No repayments are required if the Fortress merger is not consummated. Therefore, the Haji-Ioannou holding companies have a direct financial interest that no other Stelmar shareholders have for opposing the Fortress transaction.

We urge Mr. Haji-Ioannou to reconsider his actions and support the Fortress merger, which creates value for ALL shareholders. As Chairman of the Board of Directors, I would like to set the record straight once and for all:

THE FORTRESS MERGER DELIVERS REAL AND IMMEDIATE VALUE TO ALL STELMAR
SHAREHOLDERS.

The agreement we reached with Fortress was the result of a comprehensive review of strategic alternatives and an extensive bidding process designed to maximize value for all Stelmar shareholders. The Fortress offer of $38.55 per share in cash was the highest offer received by the Board. As you may know, there has been a dramatic increase in spot market rates over recent months. This has been reflected in the profits and share prices of those tanker companies that trade in the spot market. But spot rates can fall just as fast, bringing profits and values with them. Stelmar has adopted a time charter strategy that reduces its exposure to this extreme volatility, limiting both the upside when spot rates rise and the downside when they fall. This is one reason why Stelmar's management has been able to deliver to shareholders 39 consecutive quarters of profit. It is important to note that Stelmar currently has over 75% of its capacity (net operating days) under time charter commitment for the fourth quarter of 2004 and already has over 50% under time charter commitment for 2005. Shareholders should take this into account when evaluating the Fortress offer and not be misled by the short-term performance of companies with a different strategy. The seven members of our Board of Directors (five of whom are independent non-executive directors) continue to believe that the Fortress merger is in the best interests of Stelmar and its shareholders and unanimously recommend that shareholders vote "FOR" the merger.

THE BOARD CONDUCTED A COMPREHENSIVE REVIEW OF STRATEGIC ALTERNATIVES WITH THE SOLE OBJECTIVE OF MAXIMIZING SHAREHOLDER VALUE.

The Board of Directors, actively led by a committee of independent non-executive directors and assisted by financial advisors Morgan Stanley and Jefferies & Co. and legal advisors Shearman & Sterling and Seward & Kissel, established a thorough and fair process for the review of strategic alternatives. Over the course of three months, the Board carefully considered a number of strategic alternatives for the company, including the continued execution of its stand-alone business strategy, acquisitions, strategic alliances, business combinations and the sale of the company. The review was publicly announced and was common knowledge within the shipping industry. We spoke with 17 different parties in conjunction with the review, and no interested parties were excluded. Although OMI was invited to participate in the process, it declined to do so. In the end, the final offers received by the Board of Directors were all cash offers and the Fortress offer was the highest received by the Board. Mr. Haji-Ioannou's assertions that this process was not open and fair and that yet another auction process would yield better value for shareholders are unfounded and ill-conceived.

Mr. Haji-Ioannou also asserts that stock offers were discouraged in the strategic review. The Board of Directors assessed all proposals purely on the basis of their value to shareholders, and we never imposed any limitations on the form of consideration nor expressed any preference between stock and cash transactions.

Mr. Haji-Ioannou has also suggested that management selected the Fortress merger because it would enable management to retain their jobs at Stelmar. This claim is clearly absurd for a number of reasons. First, the Fortress merger was selected and unanimously approved not by management but by the full Board, five out of seven of whom are independent non-executive directors. Second, there are no employment agreements in place regarding management's continued role at Stelmar. Finally, and most importantly, the Board selected the proposal that offered the highest value to Stelmar shareholders. I would also like to point out that OMI had indicated that it too would like to retain the Stelmar management team in a potential transaction, which is not surprising given that this management team has increased the value of Stelmar's stock from approximately $12 to over $38 in just three years.

THE FOCUS ON THE OMI PROPOSAL IS MISPLACED.

Mr. Haji-Ioannou also continues to criticize the Board for rejecting the unsolicited and non-binding acquisition proposal made by OMI five months ago. The Board determined that the OMI proposal was not in the best interests of all Stelmar shareholders only after careful consideration of the proposal with its financial and legal advisors and after several members of the Board met with Craig Stevenson, OMI's Chairman and Chief Executive Officer. The implied value of the OMI proposal when made was approximately $33.80 per Stelmar share, which represented a premium of approximately 35% over the price of Stelmar's stock on May 14, 2004, the day before the proposal was publicly disclosed, a price that Mr. Haji-Ioannou apparently found satisfactory. In contrast, the Fortress offer of $38.55 per share represents a premium of 55% over the price of Stelmar's stock on the same day.

OMI subsequently withdrew its proposal, pursued a number of different corporate initiatives and elected not to participate in the strategic review conducted by the Board, despite our invitation to do so. Criticism of the Board based on the current trading price of the OMI stock, which likely reflects the acquisitions and operating and financial initiatives that OMI has undertaken as well as favorable conditions in the tanker spot market, is meaningless - particularly as there was no guarantee that the highly conditional OMI proposal would have resulted in an agreement or been completed on the proposed terms.

                                     * * * *

The Stelmar Board believes that Mr. Haji-Ioannou's unfounded and irresponsible accusations are potentially damaging to Stelmar's shareholders by interfering with a transaction that will deliver shareholders a premium of 55% over the price of their stock just five months ago. His actions threatened to disrupt the review process and unsettled several of the parties with whom we met. He is encouraging shareholders to vote against the Fortress merger with the expectation that the company will be auctioned once again. The Board has already conducted a full, fair and open auction process, with counsel from leading financial and legal advisors. We urge you not to be misled by his statements.

            TIME IS SHORT! Vote "FOR" the Fortress merger. It is the best opportunity to maximize value for all Stelmar shareholders.



Sincerely,

Nick Hartley
Chairman

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                             YOUR VOTE IS IMPORTANT!

Remember, if you hold your shares through a bank or broker, only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to vote your shares "FOR" the Fortress transaction today.

               If you have questions about the merger proposal, or
              need assistance in the timely voting of your shares,
           please call our proxy solicitor, Innisfree M&A Incorporated:

               1 (888) 750-5834 (Toll-free from the US and Canada)
              +1 (646) 822-7410 (call collect from other locations)
            (Banks and brokers may call collect at +1(212) 750-5833)

About Stelmar Shipping Ltd.

      Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

      This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels, our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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